BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

16 June 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

05009369

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 16 June 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Signed

Name

Date

BAA

News release

Embargoed until 0700 hrs 16 June 2005

BAA preliminary results for the year ended 31 March 2005 restated under International Financial Reporting Standards (unaudited)

BAA, the world's leading airports company, today restates its results for the year ended 31 March 2005 in accordance with International Financial Reporting Standards (IFRS). BAA has formally adopted IFRS from 1 April 2005, with its date of transition to IFRS being 1 April 2004. Future reporting will be in accordance with IFRS. The IFRS restatement of the income statement, balance sheet and cash flow statement for the year ended 31 March 2005 is unaudited. This announcement, together with the announcement made on 15 March 2005, is intended to assist investors and the wider financial community in understanding the impact of IFRS.

BAA's underlying business is unaffected by the adoption of IFRS. There are however, a number of changes that impact the income statement of the Group. These are due primarily to the recognition of:

- movements in values (gains and losses) related to derivative financial instruments;
- an additional accounting interest charge in respect of convertible bonds;
- movements in investment property valuations; and
- an expense for the grant date fair value of equity-settled remuneration schemes.

Overview of financial impact

Year to 31 March 2005

	IFRS unaudited	UK GAAP audited
Operating profit	£987m	£691m
Profit before tax	£867m	£733m
Earnings per share	59.8p	51.0p
Net assets	£5,615m	£5,501m

Margaret Ewing, Chief Financial Officer, BAA comments:
"The move to report under IFRS does not change the fundamental strengths of our business. The transition, which is now complete, has been a major undertaking and I am delighted with the way the team has managed this project."

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

The impact of exceptional items on these results is summarised as follows:

	IFRS preliminary unaudited	UK GAAP audited
Operating profit (£ million)	987	691
Analysed as:		
Operating profit before exceptional items	930	707
Re-organisation costs	(16)	(16)
Profit on sale of investment properties/other related property assets to APP	73	-
Profit before tax (£ million)	867	733
Analysed as:		
Profit before tax and exceptional items	810	637
Re-organisation costs	(16)	(16)
Profit on sale of investment properties	-	39
Profit on sale of investment properties/other related property assets to APP	73	73
Earnings per share before exceptional items (pence)	52.9	41.9

Note: Under IFRS, valuation gains and losses (including profits or losses on disposal) on investment properties are reported within operating profit (unlike UK GAAP, where investment property gains or losses on disposal are reported as exceptional items and revaluation gains or losses are accounted for as a movement on reserves). However, due to the nature and size of the Airport Property Partnership ("APP") transaction, the £73 million profit arising on the sale of investment properties and property related assets to the APP joint venture has been disclosed as an exceptional item under IFRS within operating profit.

The following additional information, to support this document and further assist in understanding the impact of IFRS on BAA, is available on BAA's website (www.baa.com/IFRS):

(i) Appendix 1 – restated segmental information under IFRS for the year ended 31 March 2005; and

(ii) Appendix 2 – detailed reconciliations, between UK GAAP and IFRS, of the consolidated income and cash flow statements for the year ended 31 March 2005 and balance sheets at 1 April 2004 and 31 March 2005, and an analysis of all adjustments.

A webcast of the seminar presented on 15 March to the financial community, and supporting announcement and technical explanatory detail for this presentation, is available on BAA's website. Today's announcement does not seek to provide the same level of technical content and background detail.

The financial information under IFRS included in this announcement and on our website is preliminary and unaudited and does not include any new information on current trading.

Media enquiries:	**Duncan Bonfield, BAA plc:**	**tel + 44 (0)207 932 6831**
City enquiries:	**Sarah Hunter, BAA plc:**	**tel + 44 (0)207 932 6692**

For further information on BAA plc see www.baa.com

- Ends -

Conference Call

Margaret Ewing is today hosting a conference call to answer any immediate questions on the information provided within this announcement. Details are:

Time: 0830 (British Summer Time)

Numbers:
UK Freephone: 0800 073 8942
US Toll Free: 1866 776 2899
Standard International: +44 (0)1452 542 566

For those unavailable at the time of the call, we have arranged for a replay facility to be available from 1100 (GMT) on 16 June for 7 days. The details for this are:

Encore Replay Access Number: 6916552#

UK Free Phone Number: 0800 953 1533
US Toll Free Number: 1866 247 4222
Standard International Number: +44 (0)1452 55 00 00

If you have any problems accessing the above, please call Maureen Spence on +44 (0)20 7932 6776.

Preliminary unaudited restatement of financial information under International Financial Reporting Standards

Contents

Basis of Preparation

Background

The financial statements of BAA as at 31 March 2004, which were issued on 17 May 2004, were prepared in accordance with UK GAAP. UK GAAP, which differs in certain respects from IFRS, was considered to be the previous GAAP, as defined in IFRS 1, for the basis of the preparation of the preliminary opening IFRS balance sheet as at 1 April 2004. BAA also issued, on 16 May 2005, financial statements as at 31 March 2005 in accordance with UK GAAP.

The preliminary financial information set out in this announcement is unaudited and includes the IFRS results and cash flow for the year ended 31 March 2005 and the IFRS balance sheet at 31 March 2005. These have been prepared on the basis of the IFRS and International Accounting Standards (IAS) available for adoption at 1 April 2005 and are expected to be the comparative financial information for BAA's 2005/06 Annual Report.

However, it should be noted that the preliminary financial information contained in this document has been prepared using our best knowledge of the expected IFRS standards and interpretations, facts and circumstances, and accounting policies that will be applied when BAA's first full IFRS financial statements are prepared as at 31 March 2006. Changes may be required. For example, amended or additional standards or interpretations may be issued by the IASB. In addition, as the financial community gains more experience, and best practice and interpretative guidance develops, there may be consequential changes to the formats and approaches currently adopted in the IFRS restatements set out in the attached financial information. Consequently, until BAA prepares its first full IFRS financial statements, it is possible that the accompanying preliminary IFRS financial information may have to be amended.

In respect of the transition balance sheet at 1 April 2004, some minor adjustments have been made to the figures that were published in our 15 March announcement. This is a consequence of

further refinements and interpretations and guidance that have been developed since March. These adjustments have resulted in a decrease in net assets of £16 million from £5,124 million (reported in the March announcement) to £5,108 million at 1 April 2004.

Primary Financial Statements Format

The IFRS primary financial statements contained within this announcement are presented in accordance with IAS 1 – "Presentation of Financial Statements". The format of the IFRS primary financial statements is a particular area where changes may occur as further interpretative guidance is issued and best practice develops.

BAA has adopted a columnar approach to its income statement and sought to limit the number of differences between the UK GAAP and IFRS accounts presentation. The impact of:

(i) fair value gains and losses on investment property revaluations and disposals; and
(ii) derivative financial instruments and the fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship; together with
(iii) the associated tax impacts of the items in (i) and (ii) above

is shown in a separate column. This allows the presentation of the performance of the business before these specific fair value gains and losses.

BAA's underlying cash position is unaffected by the transition to IFRS, however, there are a number of presentational and classification differences arising in the cash flows reported under IAS 7 – "Cash Flow Statements". The additional information accompanying the restated financial information for the year ended 31 March 2005 (as available on our website at www.baa.com/IFRS) includes a comparison of the cash flow format under UK GAAP and IFRS.

Segmental Information (IAS 14 – "Segment Reporting")

Airports are BAA's primary business segment. The IFRS primary segmental information reflects the following:

(i) Heathrow Airport includes the Heathrow Express operations;
(ii) the Scottish Airports are combined as one segment;
(iii) the operations at Southampton and Naples Airports are combined, on the basis of materiality, into an "Other Airports" segment; and

(iv) "Other Operations" includes corporate activities (including certain consolidation adjustments that are not separately allocated), certain associates and joint ventures (including the investment in Airport Property Partnership) and our international retail management operations.

Geographical segments are BAA's secondary reporting format.

The voluntary additional disclosure that is currently given under UK GAAP in respect of nature of revenue stream will remain under IFRS.

Adoption of IFRS – Overview of Financial Impact

The impact of the adoption of IFRS on the balance sheet at 31 March 2005 and the profit after tax and exceptional items ("net profit") for the year ended 31 March 2005 is summarised below.

Reconciliation of net assets at 31 March 2005

	Ref	**£ million** *preliminary unaudited*
Net Assets – UK GAAP		**5,501**
Reclassification of minority interest		9
Deemed cost of fixed assets at fair value (IFRS 1)		
Increase in book value of operational land	*a (i)*	771
Net impact on presentation and measurement of financial instruments (IAS 32/39)	*b*	5
Employee benefits (IAS 19)		
Minor pension valuation differences	*c*	(7)
Holiday pay accrual	*c*	(5)
Increase in provision for deferred taxation (IAS 12)		
Investment property revaluations	*e*	(640)
Operational land valuation	*e*	(151)
Other items	*e*	(6)
Events after the balance sheet date (IAS 10)		
Reversal of proposed final dividend creditor	*g(i)*	154
Investments in associates and joint ventures		
Overall impact of IFRS adoption	*g(iii)*	(23)
Other items (net)		7
Net Assets – IFRS		**5,615**

Reconciliation of net profit for the year ended 31 March 2005

	Ref	£ million *preliminary unaudited*
Net Profit – UK GAAP		**546**
Net impact on presentation and measurement of financial instruments (IAS 32/39)	*b*	(49)
Investment property revaluations (IAS 40)	*f*	220
Reduction in investment property disposal gains and losses (IAS 40)	*f*	(28)
Charge in respect of share-based payments (IFRS 2)	*d*	(6)
Deferred taxation impact of above items (IAS 12)	*e*	(44)
Net Profit – IFRS		**639**

Ref – relates to the section of this announcement headed "IFRS – Summary of Impact for the Year Ended 31 March 2005"

The Group's unaudited restated financial statements for the year ended 31 March 2005, as set out in this announcement, reflect the Group's accounting policies under IFRS. The supporting information to the announcement on 15 March 2005 provided a detailed explanation of the Group's accounting policies that have changed compared to UK GAAP. It also provided the background to the transition to IFRS and some of the more technical explanatory detail supporting the UK GAAP to IFRS adjustments. This is available on our website at www.baa.com/IFRS. The background and technical detail are not repeated within this announcement.

IFRS – Summary of Impact for the Year Ended 31 March 2005

a) IFRS 1 – "First Time Adoption of International Accounting Standards"

IFRS 1 provides the basis upon which companies are to initially convert their financial statements to IFRS. BAA's date of transition to IFRS is 1 April 2004. IFRS 1 allows certain exemptions and options in respect of accounting and disclosure on transition to IFRS.

The impact at 31 March 2005 is summarised as follows:

(i) Operational land

The deemed cost on transition of the majority of operational land has been taken as the fair value of that land at 1 April 2004, resulting in a one-off valuation uplift in the value of tangible fixed assets of £771 million which remains unchanged at 31 March 2005. The valuation was carried out by Drivers Jonas, chartered surveyors. The related deferred tax impact, at 31 March 2005, is an increase in the liability of £151 million.

(ii) IFRS 3 – "Business Combinations"

Business combinations prior to 1 April 2004 have not been restated onto an IFRS basis, principally due to the immateriality of any potential adjustments. Under IFRS 3, the net book value of goodwill (£10 million, in relation to the acquisition of Naples Airport in 1997) is "frozen" at 1 April 2004 and is no longer subject to amortisation. Instead, it is subject to an annual impairment test or more frequently when there is an indication that the carrying value is not recoverable. No impairment has been necessary for the year ended 31 March 2005.

(iii) IAS 32 and IAS 39 - "Financial Instruments"

Comparative disclosures in the 2005/06 Annual Report (i.e. for the year ended and as at 31 March 2005) will be presented in accordance with IAS 32 and 39. Further detail on the financial impact of IAS 32 and 39 is given below.

(iv) IFRS 2 – "Share-based Payments"

IFRS 2 has only been applied to equity based employee compensation schemes in respect of awards granted after 7 November 2002 and not vested by 1 January 2005. Further detail on the financial impact of IFRS 2 is given below.

b) IAS 32 and IAS 39 - "Financial Instruments"

Under IFRS, certain of BAA's financial instruments are required to be measured at fair value. Derivatives, which are largely held off-balance sheet under UK GAAP, are required to be recognised in the balance sheet, at fair value. Subject to hedge accounting, any gains or losses in the year arising from the movement in the fair values of derivatives are recognised in the income statement.

The impact on the balance sheet at 31 March 2005 and income statement for the year ended 31 March 2005 in respect of all BAA's financial instruments is summarised as follows:

Impact of IAS 32 and 39 on net assets at 31 March 2005

	Notes (below)	£ million asset/(liability) *preliminary unaudited*
Separation of equity and embedded derivative elements from convertible bonds, net of subsequent accretion to par	*(i)*	34
Forward starting interest rate swaps	*(ii)*	(45)
Forward foreign exchange contracts	*(iii)*	(3)
Fair value interest rate hedge	*(iii)*	10
Designated hedged interest rate risk under fair value hedge	*(iii)*	(10)
Combination of forward starting swaps and a portion of cross currency swap designated as hedging instruments in a cash flow hedge relationship	*(iii)*	18
Reclassification or elimination of deferred gains or losses and interest accruals on derivative financial instruments recognised under UK GAAP		5
Other items (net)		(4)
Increase in net assets at 31 March 2005		**5**

Impact of IAS 32 and 39 on profit before tax for the year ended 31 March 2005

	Notes (below)	£ million gain/(loss) *preliminary unaudited*
Separation of equity and embedded derivative elements from convertible bonds, net of subsequent accretion to par	*(i)*	(20)
Recognition of embedded derivative within 2009 £425 million 2.625% convertible bond	*(i)*	(5)
Forward starting interest rate swaps	*(ii)*	(20)
Forward foreign exchange contracts	*(iii)*	(1)
Electricity supply contracts	*(iii)*	1
Fair value interest rate hedge	*(iii)*	1
Designated hedged interest rate risk under fair value hedge	*(iii)*	(2)
Other gains and losses		(3)
Decrease in profit before tax for the year ended 31 March 2005		**(49)**

(i) Convertible bonds

IAS 32 requires the debt and equity elements of a convertible bond to be separated and the amount relating to the equity component to be classified within equity. The 2009 £425 million 2.625% convertible bond also contained, at 1 April 2004, an embedded derivative which required separating. This ceased to exist in July 2004. On transition an amount of £80 million was reclassified from debt.

Subsequent measurement of the debt liability requires the carrying amount to be accreted over the expected life of the bond to the principal amount payable on maturity. This accretion is recognised in the income statement and, on transition, £26 million was adjusted in opening retained earnings.

Further accretion of £20 million has been recognised in the income statement in the year ended 31 March 2005 and net assets at that date.

A loss of £5 million was recognised in the income statement in respect of the change in fair value of the embedded derivative between 1 April 2004 and July 2004.

(ii) Interest rate derivatives - forward starting swaps

Where possible, BAA has applied hedge accounting to interest rate derivatives. However, due to the strict definitions surrounding hedge accounting within IAS 39, even where a derivative transaction is viable from an economic, risk and commercial perspective, it may not meet the hedge accounting criteria set down under IAS 39. For reasons set out in the announcement of 15 March 2005, it has not been possible for BAA to achieve hedge accounting for its portfolio of forward starting interest rate swaps prior to the issuance of the related debt.

The fair value of these forward starting interest rate swaps recognised in the balance sheet at 31 March 2005, under IAS 39, is a liability of £45 million. The impact of not being able to achieve hedge accounting for this portfolio of swaps is that fair value gains and losses arising on the swaps go through the income statement. The loss in the year ended 31 March 2005 was £20 million.

(iii) Other derivative financial instruments

BAA's other derivative financial instruments include:

- a small portfolio (£3 million liability at 31 March 2005 and a £1 million loss during the year ended 31 March 2005) of forward foreign exchange contracts for £110 million of foreign currency payments, mainly for capital expenditure;

- electricity supply contracts (£1 million asset at 31 March 2005 and a £1 million gain during the year ended 31 March 2005) through which BAA locks into fixed prices for the electricity supply at its South-East airports;

- fixed to floating interest rate swaps, which have been designated as fair value hedges, against £200 million of existing debt; and

- cross currency swaps with a nominal value of €750 million, €694 million of which, has in conjunction with sterling forward starting swaps with nominal value of £475 million, been designated as cash flow hedges. The remaining €56 million nominal value has been designated as a fair value hedge. Both hedging relationships are in reference to BAA's €750 million Eurobond.

Hedge accounting has not been sought for the first two items above due to the disproportionate cost of implementing the systems and procedures required to achieve it.

Hedge accounting has been achieved for the fixed to floating interest rate swaps, permitting the fair value of the hedged risk (the underlying bond) to offset the movement in the fair value of the hedging instrument.

Hedge accounting has been achieved for the cash flow and fair value hedging relationships involving the cross currency swaps. Under the cash flow relationship, gains and losses on the cross currency swap and the forward starting swaps are deferred in equity and released to the income statement when the hedged item affects profit or loss (in this case when interest and foreign exchange differences are reflected in the income statement). Under the fair value hedge relationship, a similar treatment to the fixed to floating interest rate swaps occurs.

c) IAS 19 – "Employee Benefits"

In respect of pensions, BAA's policy under UK GAAP (in accordance with FRS 17) is to recognise immediately, in full, actuarial gains and losses in the Statement of Total Recognised Gains and Losses. Under IFRS, as a result of early adoption of the amendment to IAS 19 issued by the IASB on 16 December 2004, actuarial gains and losses are accounted for similarly through a Statement of Recognised Income and Expense.

IAS 19 takes a similar valuation approach to FRS 17 and there are only minor valuation differences, which reduce net assets by £7 million at 31 March 2005.

Other finance income (£11 million for the year ended 31 March 2005) has been reclassified to staff costs within operating profit, having previously been included alongside interest payable under UK GAAP.

The deferred tax asset associated with the retirement obligations, which is netted off these liabilities under UK GAAP, has been reclassified within the overall deferred income tax liability.

As a result of further guidance in IAS 19, the Group has increased the holiday pay accrual by £5 million. This is the same level as the increase in the accrual on transition at 1 April 2004 and therefore, there is no overall impact on profit for the year.

d) IFRS 2 – "Share-based Payments"

The fair value of awards post 7 November 2002 not vested before 1 January 2005 (in accordance with the transitional provisions of IFRS 2) under the BAA Performance Share Plan (PSP), BAA Executive Share Option Scheme (ESOS), the BAA Share Save Scheme (SAYE) and the BAA Deferred Annual Bonus Plan (DAB) has been calculated using a Black-Scholes valuation model with the exception of the PSP, which used a tailored pricing model applying a valuation approach similar to the Monte Carlo valuation model.

The charge to income for the year ended 31 March 2005, based on the fair value of the awards, is £7 million compared to a charge of £1 million under UK GAAP. There is no impact of this charge on net assets, since the credit is reflected in equity, but the reversal of the UK GAAP provision increases net assets under IFRS by £1 million. It is expected that the ongoing annual charge for the SAYE, DAB and PSP, once the income statement is impacted by a full complement of awards (expected to be 2008), will be approximately £15 million.

e) IAS 12 – "Income Taxes"

IAS 12 requires full provision for all taxable temporary differences unless specifically exempted. This is a different approach to UK GAAP and results in an increase in deferred tax liabilities of £797 million at 31 March 2005, of which £640 million relates to deferred tax on investment property revaluation surpluses, £151 million relates to the surplus arising on the operational land revaluation on transition to IFRS and a £6 million liability reflects the deferred tax impacts of the numerous other items arising on adoption of IFRS.

The tax charge under IFRS increases by £44 million due principally to tax on the investment property revaluation surpluses in the period offset by the tax impacts of the adjustments under IAS 32 and 39.

f) IAS 40 – "Investment Property"

In accordance with IAS 40, the definition and valuation methodology applied to investment properties is not significantly different to that adopted under UK GAAP. However, certain assets, which were not revalued under UK GAAP since they were existing investment properties in the course of redevelopment, were subject to revaluation under IAS 40 resulting in an uplift of £28 million at 1 April 2004. These assets have been disposed of in the year ended 31 March 2005 and the profit on disposal under UK GAAP (£39 million) is, therefore, reduced under IFRS (£11 million) as the carrying value of assets sold has been increased in the transition balance sheet at 1 April 2004.

The key difference to UK GAAP is that fair value gains and losses on investment properties are recorded in the income statement under IFRS. The formal valuation of the investment property portfolio at 31 March 2005 has resulted in a gain of £220 million being recorded in the income statement.

Under IFRS, valuation gains and losses on investment property (including profits and losses on disposal) are reported within operating profit and have not been treated as exceptional items. It should be noted, however, that due to the nature and size of the APP transaction, the £73 million profit arising on the sale of investment properties and property related assets to the APP joint venture has been disclosed as an exceptional item under IFRS.

g) Other Impacts

(i) Dividends

In accordance with IAS 10 - "Events After the Balance Sheet Date", proposed dividends can no longer be accrued at the balance sheet date. BAA's final dividend at 31 March 2005 of £154 million is, therefore, reversed under IFRS to be booked in the period in which it is approved by the shareholders;

(ii) Intangible assets

In accordance with IAS 38 - "Intangible Assets", assets of £79 million at 31 March 2005 (under UK GAAP) have been reclassified under IFRS to intangible assets. The majority of these assets are internally developed software costs; and

(iii) Associates and joint ventures

In accordance with IAS 28 - "Investments in Associates" and IAS 31 – "Interests in Joint Ventures", the associates and joint ventures in which BAA has an interest are accounted for under the equity method. This is consistent with our approach under UK GAAP.

Inclusion within operating profit in the income statement (also consistent with our approach under UK GAAP) is considered appropriate given that the business activities of the interests and investments are in airport management and airport related property development and management. These business activities are themselves group operating activities and are a core part of BAA's business strategy.

There is a difference in respect of the income statement disclosure. Profit from associates and joint ventures is disclosed as one figure net of tax and interest of the associates and joint ventures. Consequently, £14 million of interest and tax has been offset against BAA's share of operating profit of associates and joint ventures. In addition, BAA's share of fair value gains and losses on investment property and financial instruments, related to the Group's share of associates and joint ventures, will be disclosed separately in the income statement.

BAA's 50% share in APP is included within investments in joint ventures. The overall net pre tax profit was £73 million under UK GAAP and IFRS. However, the tax impact does differ under IFRS from an accounting perspective although the cash tax payable is unchanged.

BAA's share of net assets of associates and joint ventures reduces by £23 million under IFRS, primarily due to the increase in the provision for deferred taxation.

The results and the net assets of BAA's associates and joint ventures reflect preliminary IFRS figures provided by those entities where the impact of their IFRS transition is subject to finalisation with their local Boards and auditors.

BAA plc PRELIMINARY UNAUDITED RESTATED RESULTS FOR THE YEAR ENDED 31 MARCH 2005

Preliminary restated consolidated income statement for the year ended 31 March 2005

	Before fair value gains and losses on investment properties and financial instruments £m (unaudited)	Fair value gains and losses on investment properties and financial instruments* £m (unaudited)	Total £m (unaudited)
Continuing operations			
Revenue	**2,115**	**-**	**2,115**
Operating costs	(1,426)	-	(1,426)
Other operating income - fair value gains on investment properties	-	294	294
Share of profit of associates and joint ventures	5	(1)	4
Operating profit	**694**	**293**	**987**
Analysed as:			
Operating profit before exceptional items	700	230	930
Re-organisation costs	(16)	-	(16)
Profit on sale of investment properties/other related property assets to APP	10	63	73
	694	**293**	**987**
Finance income	47	-	47
Finance costs	(139)	-	(139)
Fair value losses on derivative financial instruments	-	(28)	(28)
Profit before tax	**602**	**265**	**867**
Income tax expense	(175)	(53)	(228)
Profit for the year from continuing operations	**427**	**212**	**639**
Attributable to:			
Equity holders of the parent	426	212	638
Minority interest	1	-	1

*Consists of fair value gains and losses on investment property revaluations and disposals, and derivative financial instruments and the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of all these items.

Preliminary consolidated statement of recognised income and expense for the year ended 31 March 2005

	£m (unaudited)
Available for sale investments:	
Gains taken to equity	2
Cash flow hedges:	
Gains taken to equity	10
Transferred to profit or loss for the year	(2)
Transferred to property, plant and equipment	1
Net investment hedge:	
Gains taken to equity	1
Actuarial losses recognised	(7)
Tax on items taken directly to or transferred from equity	2
Net income recognised directly in equity	**7**
Profit for the year	639
Total recognised income and expense for the year	**646**
Attributable to:	
Equity holders of the parent	645
Minority interest	1

Preliminary restated consolidated balance sheet as at 31 March 2005

	31 March 2005 £m (unaudited)	1 April 2004 £m (unaudited)
ASSETS		
Non-current assets		
Property, plant and equipment	7,951	6,763
Investment property	2,688	3,031
Intangible assets	89	94
Investment in associates	17	27
Investment in joint ventures	163	28
Available-for-sale financial assets	68	79
Derivative financial instruments	35	8
Trade and other receivables	8	24
	11,019	10,054
Current assets		
Inventories	25	23
Trade and other receivables	254	236
Derivative financial instruments	1	-
Held-for-trading financial assets	-	10
Held-to-maturity financial assets	217	178
Cash and short-term deposits	993	702
	1,490	1,149
Total assets	**12,509**	**11,203**
LIABILITIES		
Non-current liabilities		
Borrowings	(4,100)	(3,511)
Derivative financial instruments	(7)	(22)
Deferred income tax liabilities	(1,424)	(1,372)
Retirement benefit obligations	(204)	(167)
Provisions	(97)	(117)
Trade and other payables	(20)	(25)
	(5,852)	(5,214)
Current liabilities		
Trade and other payables	(602)	(594)
Current income tax liabilities	(178)	(104)
Borrowings	(174)	(109)
Derivative financial instruments	(48)	(25)
Provisions	(40)	(49)
	(1,042)	(881)
Total liabilities	**(6,894)**	**(6,095)**
Net assets	**5,615**	**5,108**
EQUITY		
Capital and reserves		
Ordinary shares	1,076	1,071
Share premium	228	213
Own shares held	(29)	(48)
Fair value and other reserves	484	456
Retained earnings	3,847	3,408
Equity attributable to equity holders of the parent	**5,606**	**5,100**
Minority interest	9	8
Total equity	**5,615**	**5,108**

Preliminary restated consolidated cash flow statement for the year ended 31 March 2005

	£m (unaudited)
Operating activities	
Net profit before tax	867
Adjustments for:	
Finance income	(47)
Finance cost	139
Fair value losses on derivative financial instruments	28
Depreciation	266
Amortisation	19
Profit on disposal of property, plant & equipment	(10)
Profit on disposal of other property related assets to APP	(6)
Fair value gains on investment property	(294)
Share-based payment charge	7
Share of profit of associates and joint ventures	(4)
Increase in trade and other receivables	(32)
Increase in inventories	(2)
Decrease in trade and other payables	(7)
Increase in provisions	4
Increase in retirement benefit obligations	29
Cash generated from operations	**957**
Dividends received	1
Interest paid	(225)
Interest received	44
Tax paid	(96)
Net cash from operating activities	**681**
Purchase of intangible fixed assets	(15)
Purchase of property, plant & equipment	(1,387)
Purchase of investment property	(27)
Sale of held-for-trading financial assets	10
Purchase of held-to-maturity financial assets	(1,188)
Proceeds of held-to-maturity financial assets on maturity	1,149
Cash placed on deposits over 3 months	(230)
Cash returned from deposits over 3 months	382
Net cash placed on short-term deposit	(526)
Loan payments made to related parties	(4)
Proceeds from sale of property, plant & equipment	66
Proceeds from sale of investment properties	509
Proceeds from sale of associate	12
Proceeds from sale of joint venture	21
Proceeds from sale of available-for-sale investments	12
Net cash used in investing activities	**(1,216)**
Proceeds from issue of ordinary shares	20
Proceeds from borrowings	666
Repayments of borrowings	(36)
Proceeds from sale of own shares	16
Dividends paid to shareholders	(214)
Net cash from financing activities	**452**
Net decrease in cash and cash equivalents	**(83)**
Cash and cash equivalents at beginning of year	510
Exchange gains/(losses) on cash and cash equivalents	-
Cash and cash equivalents at end of the year	**427**

Disclaimer

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that may cause forward looking statements to differ materially from actual results include, among other things, regulatory and economic factors. BAA assumes no responsibility to update any of the forward looking statements contained herein.

All numbers included in this announcement are unaudited. They are subject to change and should not be considered definitive.